VIA EDGAR

December 15, 2017

Ms. Melissa Raminpour

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
Form 10-K for Fiscal Year Ended January 3, 2017
Filed March 2, 2017
File No. 000-20574

Dear Ms. Raminpour:

Set forth below are the responses of The Cheesecake Factory Incorporated (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) in the Staff’s comment letter, dated December 12, 2017, addressed to Matthew E. Clark, Executive Vice President and Chief Financial Officer of the Company. For your convenience, we have repeated the Staff’s comments in italics followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements, page 50

Note 10. Commitments and Contingencies, page 57

1.              We note that you disclose several legal matters beginning on page 58 and, in some instances, you indicate that you intend to vigorously defend the action and you have not reserved for any potential future payments in addition to the amounts accrued. In accordance with ASC 450-20-50, please revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

In accordance with ASC 450-20-50, as of our Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2017, we expanded our disclosure to include a statement for each of our individual legal matters that either the reasonably possible losses cannot be estimated or are not material to our financial statements. In the future, should reasonably possible losses be estimatable, we will disclose the amount or range.

Please contact me at (818) 871-8327 with any additional questions.

Sincerely,

/s/ Matthew E. Clark
Matthew E. Clark
Executive Vice President and Chief Financial Officer